David Lubin & Associates

92 Washington Avenue

Cedarhurst, NY 11516

Telephone: (516) 569-9629

Facsimile: (516) 569-5053

June 22, 2005

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0406

Attention: H. Roger Schwall, Assistant Director

Re:	American Goldfields Inc.
Form 10-KSB for Fiscal Year Ended January 31, 2005
Filed April 29, 2005
Form 10-QSB for Fiscal Quarter Ended April 30, 2005,
Filed June 13, 2005
File No. 0-49996

Ladies and Gentlemen;

American Goldfields Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the “Commission”) its Form 10-KSB/A for fiscal year ended January 31, 2005 (“Amended 10-KSB”) and Form 10-QSB/A for its fiscal quarter ended April 30, 2005 (“Amended 10-QSB”) in response to the Commission’s comments, dated June 14, 2005 (the “Comment Letter”), with reference to the Company’s Form 10-KSB for fiscal year ended January 31, 2005 filed on April 29, 2005 (“10-KSB”) and Form 10-QSB for its fiscal quarter ended April 30, 2005 filed on June 13, 2005 (“10-QSB”).

In addition to the filing of the Amended 10-KSB and the Amended 10-QSB, the Company supplementally responds to the Comment Letter as follows:

Form 10-KSB for Fiscal Year Ended January 31, 2005

Report of Independent Registered Public Accountant

1.          Comment: We note Morgan & Company’s audit opinion indicates that the “financial position of the Company as at January 31, 2005 and the results of operations and its cash flows for the period indicated . . . “ Please tell us the fiscal years the audit opinion covers for the results of your operations and cash flows. Note that if statements of operations and cash flows are presented on a comparative basis for one or more periods, but the balance sheets as of the end of one or more of the prior periods are not presented, the phrase “for the years then

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June 22, 2005

ended” should be changed to indicate that the auditor’s opinion applies to each period for which statements of operations and cash flows are presented. Please refer to AU Section 508, Reports on Audited Financial Statements, for further guidance.

Response: The audit opinion of Morgan & Company covers the fiscal years ended January 31, 2004 and 2005. The Company’s financial statements present a comparative basis for those two fiscal years for its balance sheet, statement of operations and its cash flow. Consequently, in the Amended 10-KSB, Morgan & Company has revised its audit opinion to indicate that “the financial position of the Company at January 31, 2005 and 2004 . . .”

Engineering Comments

General

2.          Comment:        Please include page numbers with the filing to expedite communications.

Response:        The Company has included page numbers in the Amended 10-KSB in accordance with item 2 of the Comment Letter.

3.           Comment:        Insert a small-scale map showing the location and access to the property. Note that SEC’s EDGAR program now accepts digital maps, so please include these maps in any future amendments that uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for review.

Response:        In accordance with this item 3 of the Comment Letter, the Company has inserted a small scale map of each of its properties at start of the disclosure for each such property. These maps appear on pages 9 (Gilman Property), 12 (Imperial Property), 17 (Hercules Property), and 23 (Cortez Properties) in the Amended 10-KSB.

4.          Comment:        If one or more of the directors serves as a director or officer of other similar companies involved in mineral exploration, the director may have a conflict of interest. Disclose a resolution of the potential conflicts of interest, and the possible adverse consequences of this conflict of interest.

Response:               The Company has added a risk factor on page 5 of the Amended 10-KSB addressing the conflict of interest issue with regard to Mr. Crowe’s service to Entrée Gold, a public company involved in mineral exploration, in response to item 4 of the Comment Letter. No other director of the Company serves as a director or officer of a public company involved in mineral exploration.

Exploration History of the Gilman Property, page 11

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June 22, 2005

Exploration History of the Imperial Property, page 13

5.           Comment:       The first paragraph on page 12, the third paragraph on page 13, and third paragraph on page 14 describes surface and underground sampling and assay results. As a general check list, when reporting results of sampling and chemical analyses:

•	Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.
•	Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.
•	Eliminate all disclosures of the highest values or grades of sample sets.
•	Eliminate grades disclosed as “up to” or “as high as.”
•	Eliminate statements containing grade and/or sample-width ranges.
•	Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
•	Generally, use tables to improve readability of sample and drilling data.
•	Soil samples may be disclosed as weighted average value over an area.
•	Refrain from reporting single soil sample values.
•	Convert all ppb quantities to ppm quantities for disclosure.

Review the entire filing and revise the text accordingly.

Response:         The Company has revised the first paragraph on page 12, the third paragraph on page 13, and third paragraph on page 14 and the other disclosure in the text reporting results of sampling and chemical analyses, in accordance with the check list provided in this item 5 of the Comment Letter.

6.          Comment:        The second paragraph on page 18 describes the mining results of the Comstock Lode, located 10 miles away from this property. Describe only geology, history, or exploration results that are directly related to the properties that the company has the right to explore or mime. Remove all references to mines, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies outside the company’s properties.

Response:        The Company has removed the references to mines, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies outside the company’s properties on pages 11, 19 – 20 and 24 - 29 of the Amended 10-KSB in accordance with this item 6 of the Comment Letter.

7.          Comment:        The fifth paragraph on page 18 describes the reserves/resources. All reserve declarations must conform to Industry Guide 7, which is located at the internet address http://www.sec.gov/divisions/corpfin/forms/Industry.htm#secguide7. It is the staff’s position that prior to declaring reserves, the company should have obtained a “final” or “bankable” feasibility study, and employed the historic three year average price for the economic analysis.

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June 22, 2005

In addition, the company should have submitted all necessary permits and authorizations, including environmental, to governmental authorities, Reserves are only defined as proven or probable. Resources are not an acceptable category. Revise the filing accordingly.

Response: The Company has revised the fifth paragraph on page 18 (now pages 20 – 21 in the Amended 10-KSB) in accordance with this item 7 of the Comment Letter. The Company has also removed all references to the terms ‘reserve’ and ‘resource’ in the Amended 10-KSB.

8.          Comment:        The cutoff grade is a critical component used to evaluate the potential of the mineral properties. Disclose the operating costs and recovery parameters used to determine the cutoff grade estimate. Show that this calculation demonstrates the cutoff grade or tenor used to determine a mineral resource has reasonable prospects for economic extraction. In establishing the cutoff grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

Response: Cut-off grade is only relevant when calculating reserves or resources. In response to item 7 of the Comment Letter, the Company removed all references to reserves and resources in the Amended 10-KSB. Consequently, the Company has no cutoff disclosure in the Amended 10-KSB.

Form 10-QSB for the Fiscal Quarter Ended April 30, 2005

Controls and Procedures

9.          Comment:        We note your reference to Exchange Act Rules 13a-14(c) and l5d- 14(e) for the definitions of disclosure controls and procedures. In conjunction with Release No. 33-8238, effective August 14, 2003, these definitions now reside in Exchange Act Rules 13a-15(f) and 15d-15(f).

Response: The Company has corrected the references to the Exchange Act Rules for the definitions of disclosure controls and procedures on page 8 in the Amended 10-QSB in accordance with this item 9 of the Comment Letter.

10.        Comment:        We further note that your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures “within the last ninety days.” Item 307 of Regulation S-B requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures “as of the end of the period covered by the report.” Refer to paragraph 4(c) in Exhibit 31 of Regulation S-B for further guidance.

Response: The Company has revised the disclosure by its certifying officers regarding their conclusions as to the effectiveness of the Company’s disclosure controls and procedures on page 8 of the Amended 10-QSB in accordance with this item 10 of the Comment Letter.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amended 10-KSB and the Amended 10-QSB as requested by the

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Commission. Please note that we are also submitting via courier three (3) copies of a redline version showing changes from the Company’s Forms 10-KSB and 10-QSB in order to help expedite the review process.

In addition, annexed to this letter is a written statement from the Company as requested by the Staff in its “Closing Comments” section of the Comment Letter.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/David Lubin
David Lubin

Enclosures

Pursuant to the letter, dated June 14, 2005, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the undersigned officer of American Goldfields, Inc. (the “Company”), hereby acknowledges for and on behalf of the Company as follows:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AMERICAN GOLDFIELDS, INC.

By:	/s/Donald Neal

Name: Donald Neal
Title: Chief Executive Officer